SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 16 November 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                             Bank of Ireland Group
            Interim Statement for the half-year to 30 September 2006




                             Bank of Ireland Group
            Interim Statement for the half-year to 30 September 2006

                             Performance Highlights

                                                      Half-Year       Half-Year    % Change
                                                      30-9-2006       30-9-2005
Group Profitability (EUR Million)
Profit before tax (PBT)                                     887            848            5
Non-core items:
          Gain on disposal of business assets                40            183
          Gross-up for policyholder tax in the Life          15             31
          business
          Hedge ineffectiveness on transition to IFRS        (1)           (21)
          Restructuring programme                           (19)           (10)
                                                             35             183
Underlying profit before tax                                852             665          28

Per Unit of  EUR0.64 Ordinary Stock (EUR)
Basic earnings per share                                  76.7c           74.6c           3
Underlying earnings per share                             73.0c           57.3c          27
Dividend                                                  21.0c           18.2c          15

Divisional Pre-tax Performance (EUR Million)*
Retail Republic of Ireland                                  339             268          26
Bank of Ireland Life                                         67              68         (1)
Wholesale Financial Services                                253             166          52
UK Financial Services                                       222             167          33
Asset Management Services                                    33              51        (35)
Group Centre                                               (62)            (55)          13
Underlying profit before tax                                852             665          28

Group Performance*
Net interest margin (%)**                                  1.73            1.79
Cost/income ratio (%)                                        53              57
Cost-income jaws  (%)                                         9               3
Annualised impaired loan loss charge                       9bps           11bps
Return on equity (%)                                         25              25

Balance Sheet
Total stockholders' equity (EUR Million)                  5,839           4,532          29
Total assets (EUR Billion)                                  178             146          22
Total lending (EUR Billion)                                 120              97          24
Total customer accounts (EUR Billion)                        71              57          24

Capital
Tier 1 ratio (%)                                            7.7             7.3
Total capital ratio (%)                                    10.9            10.6
Risk-weighted assets (EUR Billion)                        109.3            88.5          23

* Based on underlying performance, which excludes the impact of non-core items above.

** The Group net interest margin of 1.73% includes the favourable impact of 5bps arising from the categorisation of income under the application of IAS 32 & 39. Excluding this favourable impact, the adjusted Group net interest margin is 1.68%.




                             Bank of Ireland Group
            Interim Statement for the half-year to 30 September 2006

"This has been another excellent performance by Bank of Ireland Group in the half-year to the end of September 2006, delivering on our promise of consistent and sustainable growth in all of our main businesses and markets. The strength of our franchise and the commitment and skill of our employees will enable us to continue to drive this momentum across the Group. We are confident of delivering an excellent full year performance to March 2007."

Brian Goggin, Bank of Ireland Group Chief Executive, commented



                         Group Performance Highlights*

- Excellent underlying Group profit growth of 28% - in all our main businesses and markets

-         Delivering successfully on our growth & investment strategies

-         Exceeding objectives of our Strategic Transformation Programme

- Group income growth of 14% driven by very strong lending and resources growth

-         Slowing rate of margin attrition

- Cost growth well contained at 5% with excellent improvement in our efficiency ratios (cost/income ratio down 4% to 53%)

-         Excellent asset quality - annualised impairment being 9bps

- Strong Capital ratios - Total Capital and Tier 1 ratios at 10.9% and 7.7% respectively

- Strong business momentum resulting in revised guidance - with EPS growth of c. 20% to March 2007 from a base of 118.5c for the year to March 2006

                             Divisional Highlights*



-        In Retail Republic of Ireland: PBT +26%

o        Excellent business momentum with strong growth in resources and lending

o Significant efficiency gains resulting in improved cost/income performance

-        In Life: Operating profit +27%

o        Excellent sales growth and effective cost-control driving performance

o In the current period, weaker stock markets impacting negatively on the mark to market of Embedded Value, and no change in discount rate resulting in
         PBT performance down 1%

-        In Wholesale: PBT + 52%

o        Businesses across the Division performing strongly

o Investment in expanding Corporate Banking franchise driving a particularly strong performance

o Arrangement fees and some provision write-backs during the period contributing to this performance

-        In UKFS: PBT +33%

o        Particularly strong performance from UK Financial Services

o        Benefits of investment in Business Banking a key driver of performance
         - delivering excellent loan and resource growth

o Mortgage Business positioned well & delivering strong growth in specialist lending

o        UK Post Office joint ventures progressing well

-        In Asset Management Services: PBT -35%

o        Good progress in integrating newly acquired businesses

o        New leadership and restructured investment team in BIAM

*Note: based on underlying performance





Forward-Looking Statement

This statement contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Bank of Ireland Group's ("the Group") plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

For further information please contact:

John O'Donovan                 Geraldine Deighan                   Dan Loughrey
Chief Financial Officer        Head of Group Investor Relations    Head of Group Corporate Communications
Tel: 353 1 632 2054            Tel: 353 1 604 3501                 Tel: 353 1 604 3833


Bank of Ireland will host a results presentation at 9.00am today, 16th November 2006 at the following venues:

Bank of Ireland Head Office, Lower Baggot Street, Dublin 2
UBS Investment Bank, 1 Finsbury Avenue, London EC2M 2PP

This presentation will be simultaneously webcast on our website:
www.bankofireland.ie/investor

Overview

The Bank of Ireland Group is pleased to announce an excellent performance for the six-month period to 30 September 2006. Group profit before tax (PBT) is up 5% to EUR887 million and basic earnings per share up 3% to 76.7c. Excluding non-core items (outlined on page 18 of this document), Group underlying PBT is up 28% to EUR852 million and underlying EPS is up 27% to 73.0c. This performance is driven by the rigorous execution of strategy against a backdrop of strongly performing economies.

Our strategy is to maximise our returns from our leading position in Ireland, substantially grow our businesses in the UK and grow our portfolio of niche, skill-based businesses internationally. New business growth across the Group is strong with loans and resources both up 24%. Cost growth is firmly contained and the Strategic Transformation Programme is ahead of target. We continue to make significant progress in achieving efficiency gains across the Group and our cost /income ratio continues to improve, down 4% to 53% in the reporting period. The continuing benign credit environment has contributed to the exceptionally low loan loss charge, which at 9bps annualised remains significantly below trend.

The reorganisation we announced in mid-September 2006 (effective 1 October 2006) with the creation of our new Capital Markets Division now aligns our structure more closely to our strategy. This Division, together with Retail Financial Services Ireland and UK Financial Services Divisions, are all delivering strong momentum and excellent profit performance.

We completed, on 31 October 2006, the sale of our 90.444% equity stake in our stockbroking firm, Davy, for a cash consideration of EUR316.55 million. The profit on disposal after tax is expected to be approximately EUR225 million and will be reflected in the results for the year ending 31 March 2007.

Outlook

The economic outlook for the markets in which we operate remains positive, underpinning the strong momentum in our business. As a result of the strong performance in the first half of our financial year, we are guiding underlying EPS growth of c. 20% for the full year (from a base of 118.5c for the year to March 2006).

Divisional Performance

Divisional Profit Before Tax

                                                       30-9-2006         30-9-2005          % Change
                                                            EURm              EURm
Retail Republic of Ireland                                   339               268                26
Bank of Ireland Life                                          67                68               (1)
Wholesale Financial Services                                 253               166                52
UK Financial Services                                        222               167                33
Asset Management Services                                     33                51              (35)
Group Centre                                                (62)              (55)                13
Underlying profit before tax                                 852               665                28
Non-core items                                                35               183
Profit before tax                                            887               848                 5

Retail Republic of Ireland

Retail Republic of Ireland delivered an excellent performance for the half-year to 30 September 2006 with pre-tax profit growth of 26% to EUR339 million. Total operating income rose by 15% and operating expenses by 6% - a 9% cost-income jaws. This excellent performance was enabled by the continuing buoyancy of the Irish economy and the strength of our leading franchise in Ireland: the broadest distribution platform; the most extensive suite of retail and business banking products and services; commitment to service excellence and focus on efficiency.

Retail Republic of Ireland: Income Statement

                                         30-9-2006        30-9-2005    % Change
                                              EURm             EURm
Net interest income                            632              546          16
Other income*                                  189              168          13
Total operating income                         821              714          15
Total operating expenses                     (449)            (423)           6
Impairment losses on loans and                (33)             (23)          43
advances
Profit before tax                              339              268          26

* Includes share of associates/joint ventures.

Income growth was driven by the strong business momentum across our retail activities with total lending and resource growth of 25% and 16% respectively. In Business Banking, our focus on strengthening our competitive position in the SME segment has delivered with September 2005 to September 2006 growth in our loan book of 29%. Our mortgage business loan book grew by 25% compared to September 2005. Interest rate increases are beginning to impact on affordability, particularly in the residential property first time buyer segment. While the mortgage market remains highly competitive, our distribution capability and service proposition have ensured that Bank of Ireland retains a leading position for mortgages in Ireland. Our Private Banking business performed particularly well. Our personal lending book grew by 19% with credit card volumes buoyant.

Cost management was excellent and we achieved significant improvement in the cost/income ratio with a reduction from 59% to 55%.

The impairment losses on loans and advances were EUR33 million or 16 bps annualised as a percentage of average advances. This compares to EUR23 million or 14 bps annualised for September 2005 and reflects the rise in volume and changing mix of business. Asset quality remains excellent.

Bank of Ireland Life

Bank of Ireland Life, the Group's life and pensions business, continues to perform strongly with impressive sales growth and effective cost control the main drivers of performance. IFRS operating profit grew by 27% to EUR71 million.

The Life business achieved excellent growth in new sales volumes with a 26% increase to EUR199 million on an annual premium equivalent basis. The completion of the investment last year in our new life administrative platforms has resulted in the Life company achieving significant efficiency gains in the processing of new life business volumes and plans are well advanced for further enhancement of our pension processing capability for individual pensions.

The Bank of Ireland Life business has a leading position in the Irish market resulting from the combination of our multi-channel distribution platform and unique sales model. This combination together with the continuing favourable economic and demographic backdrop ensures the outlook for the Life business remains positive.

IFRS Performance

Life Business: Income Statement

                             30-9-2006        30-9-2005           % Change
                                  EURm             EURm
Income                             121              104                 16
Costs                             (50)             (48)                  4
Operating profit                    71               56                 27
Investment variance                (4)                8
Discount rate change                 -                4
Profit before tax                   67               68                (1)

Profit before tax at EUR67 million was 1% lower than the previous half year due to a negative investment variance of EUR4 million compared to a positive contribution in the prior period. The prior period also benefited from the positive impact of a 0.5% reduction in the discount rate to 7.5%. There was no change to the discount rate in the current reporting period.

Embedded Value Performance

The alternative method (which is widely used by the life assurance industry) of presenting the performance of our Life business is on an Embedded Value basis. The Embedded Value basis translates estimated future distributable earnings to a present value and is set out in the following table. Under this treatment, our Life business also shows a strong performance with operating profit up 19% to EUR81 million. The value of new business has grown particularly strongly with margins increasing from 18% to 23%, reflecting the economies of scale from higher volumes and very low cost growth. A negative investment variance in the current period compared to a positive investment variance in the prior period, and the change to the discount rate in the prior period with no change in the current period, have resulted in profit before tax being 35% lower.

                                                 30-9-2006            30-9-2005              % Change
                                                      EURm                 EURm
New business profits                                    45                   29                    55
Existing business profits
Expected return                                         39                   35
Experience variance                                      8                   12
Operating assumption changes                             4                    5
Inter-company payments                                (15)                 (13)
Operating profit                                        81                   68                    19
Investment variance                                   (15)                   25
Discount rate change                                     -                    8
Profit before tax                                       66                  101                  (35)


The Embedded Value methodology for the Life business includes a Value of Inforce asset both in respect of contracts classified as Insurance and contracts classified as Investment. In contrast, the IFRS statutory results include a Value of Inforce asset in respect of insurance contracts only.

The key assumptions used in the calculation of this asset are a discount rate of 7.5% (September 2005: 7.5%), future growth rate on unit-linked assets of 5.5% (September 2005: 5.5%) and the rate of tax assumed to be levied on shareholder profits of 12.5% (September 2005: 12.5%). Actuarial assumptions are also required in relation to mortality, morbidity and persistency rates and these have been derived from the company's experience.

Wholesale Financial Services

The Wholesale Financial Services Division (WFS) comprises Corporate Banking, Global Markets, Davy Stockbrokers and IBI Corporate Finance. Profit before tax in WFS increased by 52% to EUR253 million for the six months to September 2006.

WFS: Income Statement

                                         30-9-2006        30-9-2005         % Change
                                              EURm             EURm
Net interest income                            282              181               56
Other income                                   126              130              (3)
Total operating income                         408              311               31
Total operating expenses                     (151)            (128)               18
Total operating profit                         257              183               40
Impairment losses on loans and
advances                                       (4)             (17)             (76)
Profit before tax                              253              166               52


Total operating income rose by 31% to EUR408 million for the six months to September 2006 driven principally by strong lending volumes, higher margin and higher loan arrangement fee income earned in Corporate Banking. Lending volumes increased by 20% and margins improved, reflecting the mix in the loan book. The growth in net interest income and other income is distorted by the categorisation of income under IAS 32 and 39. Excluding this impact, net interest income grew by 40% and other income grew by 19%.

Operating expenses rose by 18% driven by a combination of continuing investment, higher performance related pay, higher volume, inflation and higher compliance spend.

Credit quality remains good with impairment losses on loans and advances of EUR4 million for the six months to September 2006, or 4bps annualised when expressed as a percentage of the loan portfolio. This compares to EUR17 million or 19bps annualised in the first six months of the prior year. Corporate Banking continues to benefit from the current benign credit environment together with some provision write-backs, amounting to EUR16 million, during the period.

WFS:  Business Unit Profit Before Tax

                                                      30-9-2006          30-9-2005     % Change
                                                           EURm               EURm
Corporate Banking                                           158                 90           76
Global Markets                                               71                 63           13
Other                                                        24                 13           85
Profit before tax                                           253                166           52


Corporate Banking delivered particularly strong profit growth of 76% for the first half of this year, resulting from strong growth in lending volumes and overall margins. The strategy in Corporate Banking is to continue to grow both our domestic franchise and to broaden our international business by focusing on niche skills-based activities. This is yielding results with the delivery of impressive loan and profit growth.

Our Global Markets business delivers a comprehensive range of risk management products to the Group's customer base and acts as Treasurer for the Group. Profit for the period increased by 13% in challenging market conditions. We continue to broaden the geographic scope of our activities, further build on our technical capability with the recruitment of highly skilled teams, and work closely with other Group businesses to deliver an integrated service to our customers. In October 2006 we also opened a treasury operation in the US.

The other businesses within the Division, Davy and IBI Corporate Finance, continued to perform well during the period.

On 31 October 2006, the Bank completed the sale of its 90.444% stake in Davy to the management and staff of Davy. The profit on the disposal is expected to be approximately EUR225 million after tax and will be reflected in the results for the year ending 31 March 2007.

UK Financial Services (Sterling)

                           30-9-2006       30-9-2005        % Change     Adjusted **    Adjusted**
                                GBPm            GBPm                       30-9-2005      % Change
                                                                                GBPm
Net interest income              255             230              11             217            18
Other income*                     70              60              17              52            35
Total operating                  325             290              12             269            21
income
Total operating                (165)           (169)             (2)           (145)            14
expenses
Impairment losses on             (8)             (7)                             (7)
loans and advances
Profit before tax                152             114              33             117            30

* Note: includes share of associates/joint ventures

** September 2005 figures adjusted for the trading impact of the B&W branch network

The UK Financial Services Division (UKFS), which incorporates Business Banking, our Mortgage business and our joint ventures with the UK Post Office, delivered an excellent performance during the period demonstrating the success of our restructuring and investment programmes over the last 18 months. Profit before tax increased by 33% to GBP152 million.

The Divisional performance during the period is not directly comparable with the prior period as the disposal of the Bristol & West branch network in September 2005 impacts on the year on year analysis of income and cost growth.

On an adjusted basis total operating income rose by 21% to GBP325 million for the six months to 30 September 2006; net interest income rose by 18% with very strong volume growth for both lending 25%, and resources 35%, the key drivers of performance; other income rose by 35% with fee income from the sales of insurance products in the Post Office Financial Services joint venture (POFS) a particular feature.

On an adjusted basis operating expenses increased by 14% to GBP165 million for the half-year to 30 September 2006, due to the timing of marketing expenditure relating to new product launches in POFS and volume related expenses in our Business Banking activities.
Impairment losses on loans and advances are similar to last year at 5 bps annualised and overall asset quality remains strong.

UKFS: Business Unit Profit Before Tax

                                     30-9-2006         30-9-2005          % Change
                                          GBPm              GBPm
Mortgages                                   74                65                14
Business Banking                            70                54                30
Consumer Financial Services:                11                 7                57
-         POFS                       (8)             (12)
-         FRES (post tax)            19               19
Disposal of BWFS                             -               (4)
Other*                                     (3)               (8)                63
Total                                      152               114                33

* Note: includes the amortisation of intangible assets associated with the UK Post Office Financial Services (September 2006: GBP4m, September 2005: GBP4m).

The Mortgage business delivered a profit of GBP74 million, an increase of 14% for the half year. The residential mortgage book increased by 15% to GBP23 billion with particularly strong growth in both our self-certified and buy-to-let specialist portfolios, which increased 29% and 24% respectively. Total operating income growth was 8% as margin attrition impacted net interest income whilst costs remained flat half-year on half-year. Credit performance remains excellent with our arrears levels significantly below the industry average and the loan loss charge for mortgages showed no change from September 2005. Our commitment to service excellence, and a particular focus on the intermediary channel, which represents 90% of our overall business, has resulted in this strong performance in our niche segments in an increasingly competitive environment.

The performance of Business Banking is a particular highlight with profit before tax increasing by 30% to GBP70 million. Our investment in building a high-performing team of business bankers has delivered very strong results.
Total operating income and costs grew by 22% and 14% respectively.   Asset
quality remains strong.   Volume growth is high with loan book growth of 47% and
resource growth of 25%.

Customer acquisition continues at an increasing pace in our joint venture with the UK Post Office (POFS). Customer numbers have increased to 660,000 by end-September with the business now adding over 50,000 new customers every month. We are experiencing strong sales growth in our insurance and credit card products and we have attracted over GBP1 billion in our Instant Saver accounts since launch in April 2006. The losses in the venture continue to decline, down by 33% to GBP8 million in the half-year to September 2006.

Against the backdrop of a challenging market, profit remained unchanged from our second joint venture with the UK Post Office for the provision of personal foreign exchange services, First Rate Exchange Services (FRES).

Asset Management Services

Asset Management Services: Income Statement

                                 30-9-2006         30-9-2005          % Change
                                      EURm              EURm
Net interest income                      3                 5              (40)
Other income                           103               110               (6)
Total operating income                 106               115               (8)
Total operating expenses              (73)              (64)                14
Profit before tax                       33                51              (35)

Asset Management Services (AMS) comprises Bank of Ireland Asset Management
(BIAM), Bank of Ireland Securities Services (BoISS), our holdings in Iridian Asset Management (92%), Guggenheim Advisors (71.5%) and the 50% joint venture we established with private equity firm Paul Capital in June 2006, Paul Capital Investments. Profit before tax for the Division for the half-year to 30 September 2006 was EUR33 million, a decrease of EUR18 million over the prior period reflecting the impact of the mandate losses in BIAM in the current and prior periods. Fund outflows from BIAM have slowed with funds under management at 30 September 2006 of EUR43 billion compared to EUR45 billion as at 31 March 2006.

The focus within the Division over the last six months has been on accelerating the turnaround in performance in BIAM with the restructuring of the investment management team, continuing the product diversification and the integration of newly acquired businesses within the Division.

Group Centre

Group Centre, which comprises earnings on surplus capital, unallocated support costs and some smaller business units, had a net cost of EUR62 million in the half year to 30 September 2006, compared to EUR55 million in the six months to September 2005.

The key drivers behind this cost are an increased compliance spend, in particular Basel II and Sarbanes-Oxley, and funding costs of capital raised.

Review of Group Performance

Group Income Statement

Group Income Statement

                                             30-9-2006        30-9-2005  % Change
                                                  EURm             EURm
Net interest income                              1,287            1,075        20
Other income                                       594              574         3
Total operating income (net of                   1,881            1,649        14
insurance claims)
Operating expenses                             (1,010)            (962)         5
Impairment losses on loans and                    (48)             (50)       (4)
advances
Share of associates and joint                       29               28         4
ventures (post-tax)
Underlying profit before tax                       852              665        28
Non-core items:
     Gain on disposal of business                   40              183
     assets
     Gross-up for policyholder tax in               15               31
     the Life business
     Hedge ineffectiveness on                      (1)             (21)
     transition to IFRS
     Restructuring programme                      (19)             (10)
Total non-core items                                35              183
Profit before tax                                  887              848         5

Taxation                                         (154)            (139)        11
Minority interest                                    2                3
Dividends to preference stockholders               (7)              (6)
Profit attributable to ordinary                    728              706         3
stockholders
Basic EPS cents per share                         76.7             74.6         3
Underlying EPS cents per share                    73.0             57.3        27

The following commentary is based on the Group's performance excluding the impact of non-core items. A reconciliation of the impact of these non-core items on the income statement line items is shown on pages 18 and 19 of this document.

Income

Total income increased by 14% to EUR1,881 million driven by strong volume increases in both lending and resources across the Group, together with the excellent performance from our fee-earning activities in our Life business, Retail Republic of Ireland, UK Financial Services and Wholesale Financial Services. Total income after adjusting for the impact of acquisitions and disposals increased 16% year on year.

Total Income

                                              30-9-2006        30-9-2005  % Change
                                                   EURm             EURm
Total operating income                            1,881            1,649        14
Acquisitions/Disposals                             (11)             (31)
Total income excluding impact of                  1,870            1,618        16
acquisitions and disposals

Net interest income increased by 20% for the half-year to 30 September 2006. This performance has been impacted by the distorting effect of income streams associated with acquisitions and disposals during the current and prior periods, together with the impact of the application of IAS 32 and IAS 39 in the current period. These standards have the effect of recognising certain income streams as net interest income, which in the prior period would have been recognised as other income. The financial reporting impact of the application of IAS 32 and IAS 39 is to increase net interest income by EUR36 million with a corresponding decline in other income.

Net Interest Income

                                                            30-9-2006     30-9-2005    % Change
                                                                 EURm          EURm
Net interest income                                             1,287         1,075          20
Acquisitions/Disposals:                                             -          (19)
IAS 32 and 39 impact                                             (36)             -
Net interest income excluding impact of acquisitions
and disposals & IAS 32 and 39                                   1,251         1,056          18


Net interest income, excluding the impact of the above items, increased by 18% to EUR1,251 million in the half-year to 30 September 2006. This excellent performance was driven by the continued strong growth in loans and resources across the Group. Loans to customers increased by 24% and resources grew by 24%. A number of drivers contributed to this volume growth: the continuing favourable economic backdrop to our activities in Ireland and the UK; the strength of our franchise in Ireland, supported by the scale of our multi-channel distribution network; the further delivery from our investment in our UK Business Banking and Corporate Banking teams.

Group Net Interest Margin

                                                  30-9-2006        30-9-2005         % Change
                                                       EURm             EURm
Average interest earning assets (EUR
billion)
Domestic                                                 96               78
Foreign                                                  53               42
Total                                                   149              120               24
Net Interest Margin (%)
Domestic net interest margin                           1.90             1.86
Foreign net interest margin                            1.41             1.66
Group net interest margin                              1.73             1.79
IAS 32 and 39 impact                                   0.05                -
Adjusted net interest margin                           1.68             1.79

The Group net interest margin, excluding the positive impact of IAS 32 and IAS 39, decreased by 11bps to 1.68% for the 6 months to 30 September 2006 from 1.79% for the 6 months to 30 September 2005. The drivers of margin attrition are: balance sheet structure where the growth in average loans exceeded that of average deposits over the period, lower lending margins, and a contraction in margins arising from the sale of the Bristol and West branch network

The pace of margin attrition, in what is a very competitive environment, is expected to slow as the rate of loan growth relative to resource growth becomes more aligned and the increasing interest rate environment continues to positively impact liability margins.

Other Income increased by 3% during the year. This performance was affected by the application of IAS 32 and IAS 39 and the distorting effect of income streams from acquisitions and disposals. Excluding these items other income has increased by 10% to EUR619 million in the six months to 30 September 2006.

Other Income

                                              30-9-2006        30-9-2005  % Change
                                                   EURm             EURm
Other income                                        594              574         3
Acquisitions/Disposals                             (11)             (12)
IAS 32 and 39 impact                                 36                -
Other income excluding impact of                    619              562        10
acquisitions and disposals & IAS 32
and 39

The drivers of this increase are broadly based across the Group: excellent new business sales growth in the Life business; higher arrangement fees in Corporate Banking; increased sales of insurance products in POFS; increased fees from a range of activities in Retail Republic of Ireland. This overall strong performance was partly offset by the decline in income from BIAM, and the negative investment variance and impact of the change in the discount rate in the prior period in the Life business.

Operating Expenses

Total Operating Expenses increased 5% in the six months to 30 September 2006 or by 8% excluding the impact of acquisitions and disposals.

Efficiency improvements remain a core focus and we continue to make significant progress in this regard. Our cost/income ratio continues to improve with a further reduction of 4 percentage points from 57% in September 2005 to 53% in September 2006.

Total Operating Expenses

                                                    30-9-2006          30-9-2005    % Change
                                                         EURm               EURm
Operating expenses                                      1,010                962           5
Acquisitions/Disposals                                   (12)               (36)
Operating expenses excluding the impact of                998                926           8
acquisitions and disposals

The cost base in the prior period included EUR36 million relating to the Bristol & West branch network, which was sold in September 2005. The cost base in the current period to 30 September 2006 included costs of EUR12 million associated with acquisitions.

The main drivers of total operating expenses (excluding acquisitions and disposals) were:

- Investment costs of 3% relating to the development of our Global Markets and Corporate Banking activities in Europe and the United States together with the costs associated with the launch of new products in POFS.

- Compliance costs of 1% associated with the Sarbanes-Oxley and Basel II programmes.

- Business as usual cost growth of 7% where 3% is due to volume growth and performance related compensation and is driven by the significant growth in new business across the Group. The remaining 4% is due to inflation.

- Cost savings of (3%) arising from the continued successful implementation of the Strategic Transformation Programme in the current period.

We have continued to make excellent progress on the implementation of the Strategic Transformation Programme. We are confident of delivering savings in the current financial year ahead of our cumulative target of EUR75 million with achieved savings in the half year to 30 September 2006 of EUR40 million.

Impairment of Loans and Advances

The ongoing benign economic environment continues to support excellent asset quality across the Group.

The impairment charge for the six months to 30 September 2006 amounts to EUR48 million or 9 bps when expressed as an annualised percentage of average loans. Impairment losses on loans and advances are at historically low levels. Loan losses have benefited from some provision write-backs during the period, in particular write-backs in Corporate Banking amounting to EUR16 million. We continue to maintain a satisfactory level of provisions against impaired loans, with a coverage ratio of 47%, a level we are comfortable with as mortgages represent 46% of our total lending.

Total balance sheet provisions were EUR398 million at 30 September 2006, compared to EUR343 million in September 2005.

Asset Quality

                                                               30-9-2006        30-9-2005       Change
Total average customer advances (EURbn)                              107               87          23%
Impaired loans (EURm)                                                844              693          22%
Impairment provision (EURm)                                          398              343          16%
Coverage ratio (%)                                                    47               50         (3%)
Impairment losses on loans and advances (EURm)                        48               50         (4%)
Impairment losses on loans and advances (annualised bps)               9               11      (2 bps)

Share of Associates and Joint Ventures

Profit after tax from associated undertakings and joint ventures, which mainly relates to First Rate Exchange Services, remained broadly in line with the prior period at EUR29 million in the six-month period to 30 September 2006, against the backdrop of challenging market conditions.

Balance Sheet - Capital and Funding

Total assets increased 22% from EUR146 billion to EUR178 billion in the year to 30 September 2006. Customer loans and advances increased by 24% and total resources increased by 24%.

Risk weighted assets grew by 23% from EUR88.5 billion to EUR109.3 billion.

                                     % Growth September 2006 over September 2005

                                         Risk Weighted     Loans and advances to            Resources
                                                Assets                 customers
Retail Republic of Ireland                          27                        25                   16
Wholesale Financial Services                        17                        20                   21
UK Financial Services                               27                        25                   35
Group                                               23                        24                   24


Capital

Bank of Ireland has maintained a strong capital position. At September 2006, our Total Capital Ratio was 10.9% compared to 10.6% at September 2005. Our Tier 1 Ratio at 30 September 2006 was 7.7% compared to 7.3% in September 2005.

During the period the Group raised GBP500 million (EUR738 million) of non-equity Tier 1 Capital.

                                                          30-9-2006                 30-9-2005
Risk Weighted Assets (EURbn)                                  109.3                      88.5
Total Capital Ratio (%)                                        10.9                      10.6
Tier 1 Ratio (%)                                                7.7                       7.3

The Group has strong capital resources and our approach to capital management ensures that we have adequate capital to support our business plans.

Funding

Funding sourced from the wholesale markets has reduced from 45% to 44% of total balance sheet (excluding Bank of Ireland Life assets held on behalf of policyholders) between 30 September 2005 and 30 September 2006. This reduction results from a significant increase in the pace of customer deposit growth, particularly in UKFS.

Balance Sheet Funding                                     30-9-2006                 30-9-2005
                                                                  %                         %
Deposits by banks                                                17                        22
CP/CDs                                                           12                        13
Senior Debt/ACS                                                  15                        10
Wholesale Funding                                                44                        45
Customer Deposits                                                43                        42
Capital/Sub. Debt                                                 8                         7
Other                                                             5                         6
Total                                                           100                       100

Wholesale funding is managed to ensure maximum diversification across maturity, investor type and geography and to minimise the concentration of funding within each particular market segment. The wholesale market continues to be characterised by strong investor demand for Bank of Ireland paper. During the half-year to 30 September 2006 the Group issued its second US Extendible Note Transaction raising US$2 billion, and in September 2006 issued EUR1.5 billion 5-year senior notes from its Euro Note Programme.

The Group also issued a further EUR2 billion of asset covered securities in a 7-year benchmark deal.

The Group remains well placed to access wholesale funding sources. The Group funding strategy remains to grow core customer deposits and to access wholesale funding in a prudent, diversified and efficient manner.

Effective Tax Rate

The taxation charge for the Group was EUR154 million compared to EUR139 million in the half-year to 30 September 2005.

The effective tax rate was 17.4% compared to 16.4% in the half-year to 30 September 2005. The rate has increased largely as the tax charge for the period to September 2005 contained the benefit from the non-taxable gain in relation to the disposal of the Bristol & West branch network. This factor more than offsets the benefits of the abolition of the financial levy and the reduced gross-up for policyholder tax in the Life Business.

Dividend

In accordance with Group policy, the Interim Dividend is set at 40% of the total distribution per unit of Ordinary Stock for the prior year. The Court has therefore recommended an Interim Dividend of 21.0 cent per unit of Ordinary Stock; this results in an increase of 15% over the corresponding period last year. This dividend will be paid on or after 16 January 2007 to Stockholders who are registered as holding Ordinary Stock at the close of business on 24 November 2006. These dates have been revised to facilitate the reintroduction of the Stock Alternative Scheme and the dividend will be paid in cash and/or additional stock, at the election of Stockholders.

ROE

Return on equity, excluding the impact of non-core items (set out on pages 18 and 19) was 25% for each of the half-years to 30 September 2006 and to 30 September 2005.


Income Statement 30 September 2006 - Business Segments

6 months ended 30 September 2006

                                                                      Total
                              Insurance                             income,           Impairment    Share of
                          Net       net                              net of            losses on      income    Profit
                     Interest   premium   Other   Total Insurance insurance  Operating   loans &        from    before
                       Income    income  Income  Income    Claims    claims   expenses  advances  associates  taxation
Retail Republic of        632         -     188     820         -       820       (449)      (33)          1       339
Ireland
BOI Life                    4       920      51     975      (858)      117        (50)        -           -        67
Wholesale Financial       282         -     126     408         -       408       (151)       (4)          -       253
Services
UK Financial Services     372         -      74     446         -       446       (241)       (11)        28       222
Asset Management            3         -     103     106         -       106        (73)         -          -        33
Services
Group Centre               (6)       16     (22)    (12)       (4)      (16)       (46)         -          -       (62)

Group - underlying      1,287       936     520   2,743      (862)    1,881     (1,010)       (48)        29       852

Gain on disposal of         -         -      40      40         -        40          -          -          -        40
business assets
Gross up of policyholder    -         -      15      15         -        15          -          -          -        15
tax in the Life business
Hedge ineffectiveness on    -         -      (1)     (1)         -       (1)         -          -          -        (1)
transition to IFRS
Restructuring programme     -         -       -       -          -        -        (19)         -          -       (19)

Group total             1,287       936     574   2,797       (862)   1,935     (1,029)       (48)        29       887


The reconciliation shows the Group and Divisional underlying income statements with a reconciliation of the impact of the non-core items in arriving at the Group total income statement.

Income Statement 30 September 2005 - Business Segments

6 months ended 30 September 2005

                                                                      Total
                              Insurance                             income,           Impairment    Share of
                          Net       net                              net of            losses on      income    Profit
                     Interest   premium   Other   Total Insurance insurance  Operating   loans &        from    before
                       Income    income  Income  Income    Claims    claims   expenses  advances  associates  taxation
Retail Republic of        546         -     167     713         -       713       (423)      (23)          1       268
Ireland
BOI Life                    4       515     288     807      (691)      116        (48)        -           -        68
Wholesale Financial       181         -     130     311         -       311       (128)      (17)          -       166
Services
UK Financial Services     338         -      60     398         -       398       (248)      (10)         27       167
Asset Management            5         -     110     115         -       115        (64)        -           -        51
Services
Group Centre                1        14     (14)      1        (5)       (4)       (51)        -           -       (55)

Group - underlying      1,075       529     741   2,345      (696)    1,649       (962)      (50)         28       665

Gain on disposal            -         -     183     183         -       183          -         -           -       183

Gross up of                 -         -      31      31         -        31          -         -           -        31
policyholder tax in the
Life business
Hedge ineffectiveness                       (21)    (21)                (21)                                       (21)
on transition to IFRS
Restructuring programme     -                                                      (10)        -           -       (10)
Group total             1,075       529     934   2,538      (696)    1,842       (972)      (50)         28       848


The reconciliation shows the Group and Divisional underlying income statements with a reconciliation of the impact of the non-core items in arriving at the Group total income statement.


CONSOLIDATED INCOME STATEMENT (UNAUDITED)

                                                                          Half Year     Half Year          Year
                                                                          30-9-2006     30-9-2005     31-3-2006
                                                                               EURm          EURm          EURm
INTEREST INCOME (Note 4)                                                      3,698         2,929         5,954

INTEREST EXPENSE (Note 5)                                                   (2,411)       (1,854)       (3,647)

NET INTEREST INCOME                                                           1,287         1,075         2,307

Insurance net premium income                                                    936           529         1,298
Fees and commissions income                                                     490           457           912
Fees and commissions expense                                                   (91)          (97)         (170)
Net fees and commissions income                                                 399           360           742
Net trading income                                                                2            11            30
Life assurance investment income and gains                                       44           312           625
Other operating income (Note 6)                                                 121            68           165
Profit on disposal of business activities                                         8           183           176

TOTAL OPERATING INCOME                                                        2,797         2,538         5,343
Increase in insurance contract liabilities and claims paid                    (862)         (696)       (1,666)

TOTAL OPERATING INCOME, NET OF INSURANCE CLAIMS                               1,935         1,842         3,677

TOTAL OPERATING EXPENSES (Note 7)                                           (1,029)         (972)       (2,020)

OPERATING PROFIT BEFORE IMPAIRMENT LOSSES                                       906           870         1,657
Impairment losses  (Note 12)                                                   (48)          (50)         (103)

OPERATING PROFIT                                                                858           820         1,554
Income from associated undertakings and joint ventures                           29            28            45

PROFIT BEFORE TAXATION                                                          887           848         1,599
Taxation (Note 9)                                                             (154)         (139)         (303)

PROFIT FOR THE PERIOD                                                           733           709         1,296

Attributable to minority interests                                              (2)           (3)           (9)
Attributable to stockholders                                                    735           712         1,305

PROFIT FOR THE PERIOD                                                           733           709         1,296


Earnings per unit of EUR0.64 ordinary stock (Note 10)                         76.7c         74.6c        136.4c

Diluted earnings per unit of EUR0.64 ordinary stock (Note 10)                 76.2c         74.0c        135.4c


CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                                              30-9-2006     30-9-2005    31-3-2006
                                                                   EURm          EURm         EURm
ASSETS
Cash and balances at central banks                                  840           730        1,899
Items in the course of collection from other banks                  839           722          930
Central government and other eligible bills                           9           180            8
Trading assets (Note 13)                                            477           640          620
Derivative financial instruments                                  2,295         2,023        2,085
Other financial assets at fair value through P/L (Note 13)       10,984         9,277       10,580
Loans and advances to banks                                       8,251         9,658       10,576
Available-for-sale financial assets (Note 13)                    32,515        26,522       28,205
Loans and advances to customers (Note 11)                       114,356        91,286      101,246
Interests in associated undertakings                                 25            17           21
Interest in joint ventures                                          131            89           75
Intangible assets - Goodwill                                        361           285          375
Intangible assets - Other                                           597           569          590
Investment property                                               1,042           620          807
Property, plant & equipment                                         716           696          860
Assets classified as held for sale (note 14)                      1,849             -            -
Deferred tax asset                                                   27           111           30
Other assets                                                      2,529         2,888        3,447
Total assets                                                    177,843       146,313      162,354

                                                              30-9-2006     30-9-2005    31-3-2006
                                                                   EURm          EURm         EURm
EQUITY AND LIABILITIES
Deposits by banks                                                28,593        30,237       32,312
Customer accounts (Note 15)                                      70,791        57,319       61,710
Items in the course of transmission to other banks                  304            99          284
Derivative financial instruments                                  2,060         1,952        1,647
Liabilities to customers under investment contracts               6,380         5,633        6,650
Debt securities in issue                                         43,940        31,011       36,814
Insurance contract liabilities                                    6,122         4,163        5,192
Other liabilities                                                 3,816         4,635        4,711
Deferred tax liabilities                                            226           163          207
Other provisions                                                    114           156          153
Post retirement benefit obligations                                 851         1,236          808
Subordinated liabilities (Note 16)                                7,223         5,125        6,493
Disposal Group classified as held for sale (note 14)              1,551             -            -
Total liabilities                                               171,971       141,729      156,981
Equity
Share capital (Note 17)                                             663           663          663
Share premium account (Note 18)                                     767           767          767
Retained profit (Note 18)                                         3,669         2,523        3,330
Other reserves (note 18)                                            993           795          803
Own shares held for the benefit of life assurance                 (253)         (216)        (235)
policyholders

Stockholders equity                                               5,839         4,532        5,328
Minority interests                                                   33            52           45

Total equity                                                      5,872         4,584        5,373

Total equity and liabilities                                    177,843       146,313      162,354


Consolidated Statement of Recognised Income and Expense (unaudited)

                                                                  Half Year    Half Year         Year
                                                                  30-9-2006    30-9-2005    31-3-2006
                                                                       EURm         EURm         EURm

Net gain on property revaluation                                          -            -          187
Net change in cash flow hedge reserve                                    34         (77)          (7)
Net change in Available for Sale reserve                                  1           59        (104)
Net actuarial gains/losses in defined benefit pension schemes          (30)        (257)          113
Foreign exchange translations                                            84           53         (17)

Income/expense recognised in equity                                      89        (222)          172
Profit for the period                                                   733          709        1,296

Total recognised income/expense for the year                            822          487        1,468
Attributable to:
Equity holders of the parent                                            824          490        1,477
Minority interests                                                      (2)          (3)          (9)

                                                                        822          487        1,468


Implementation of IAS32/39 and IFRS 4 as at 1 April 2005                  -           28           28
Attributable to:
Equity holders of the parent                                              -           28           28
Minority interests                                                        -            -            -
                                                                          -           28           28




CONSOLIDATED CONDENSED CASH FLOW STATEMENT (UNAUDITED)
                                                                        Half Year        Half Year           Year
                                                                        30-9-2006        30-9-2005      31-3-2006
                                                                             EURm             EURm           EURm
Operating activities:

Operating profit                                                              858              820          1,554

Adjust for non cash items:
Profit on disposal of businesses                                              (8)            (183)          (176)
Depreciation and amortisation                                                  76               81            166
Impairment losses                                                              48               50            103
Movement on share based payments reserve                                        6                6             11
Profit on sale of property, plant and equipment                                 -                -            (4)
Interest on subordinated liabilities                                          173              124            256
Other non cash items                                                         (51)             (39)           (73)

Net cash flow from trading activities                                       1,102              859          1,837

Changes in operating assets and liabilities:                                5,174            3,477          5,011

Net cash flow from operating activities before tax and dividend             6,276            4,336          6,848
Taxation paid                                                                (34)             (40)          (230)

Net cash flow from operating activities                                     6,242            4,296          6,618

Investing activities:

Dividend received from Joint Venture                                            -                -             25
Acquisitions/disposals of businesses                                         (18)              229             91
Net purchases /sales of financial assets                                  (4,294)          (5,485)        (7,217)
Purchase of property, plant, equipment, investment property and             (391)            (178)          (509)
intangible assets
Proceeds from disposals of property, plant and equipment,
investment property and intangible assets                                      55               10            219

Net cash flow from investing activities                                   (4,648)          (5,424)        (7,391)

Financing activities:

Interest paid on subordinated liabilities                                    (73)             (30)          (233)
Proceeds from issue of subordinated liabilities                               733              883          2,414
Proceeds from issue of ordinary stock                                          42               30             36
Equity dividends paid                                                       (334)            (282)          (459)
Dividends paid to minority interests                                          (3)              (4)            (6)
Dividends paid on other equity interests                                      (7)              (6)           (13)

Net cash flow from financing activities                                       358              591          1,739

Net increase/(decrease) in cash and cash equivalents                        1,952            (537)            966

Cash and cash equivalents at start of period                                6,162            5,217          5,217
Exchange movements                                                             41               10           (21)

Cash and cash equivalents at end of period                                  8,155            4,690          6,162



1     ACCOUNTING POLICIES AND PRESENTATION OF FINANCIAL INFORMATION

The accounting policies applied by the Group in the preparation of the interim financial statements for the half year ended 30 September 2006 are in accordance with the recognition and measurements principles of International Financial Reporting Standards as adopted by the EU and are with the same as those set out in the Annual Report and Accounts for the year ended 31 March 2006.

The Group has chosen not to adopt IAS 34 'Interim Financial Reporting' in preparing its 2006 interim accounts since adoption of this standard is not mandatory until the EU Transparency Directive is implemented through the Irish Stock Exchange's Listing Rules.

This interim financial information does not comprise statutory accounts within the meaning of Section 19 of the Companies (Amendment) Act 1986. The statutory accounts for the financial year ended 31 March 2006 were approved by the Board of Directors on 30 May 2006 and contained an unqualified audit report and have been filed with the Companies Office on 10 August 2006.

Following revised interpretations of the requirements of IFRS and the application of the hedging requirements of IAS 39, the Group balance sheet, as at 30 September 2005, reflects some reclassifications within the balance sheet and an immaterial reduction in net equity as compared to the figures previously published. There has also been an increase in the carrying value of goodwill with a corresponding increase in liabilities.

2     ACQUISITIONS AND DISPOSALS

On 21 April 2006 the Group completed the sale of Enterprise Finance Europe GmbH for a consideration of EUR10.5million giving rise to a profit on disposal of EUR7.8m.

On 20 June 2006 the Group announced that it had established a joint venture with Paul Capital Partners (PCP), a leading US private equity specialist, to provide private equity fund of funds products and advisory services to institutional and other investors worldwide. The new joint venture is called Paul Capital Investments, LLC (PCI) and is based in San Francisco, California. The Group paid US$25m for a 50% share in PCI and may increase its shareholding up to 70% no earlier than 2008 on a pre-agreed basis.

On 31 October 2006, the Group completed the sale of its 90.444% equity stake in Davy Stockbrokers to the management and staff of Davy for a consideration of EUR316.55m. This values the overall business at EUR350m. The profit on disposal after tax is expected to be approximately EUR225m and will be reflected in the Group results for the year ending 31 March 2007. The assets and Liabilities of Davy have been classified as held for sale on the balance sheet (see note 14) under IFRS 5. In line with the Standard no prior year restatement of Balance Sheets have been made.

On 21 September 2005 the Group disposed of the Bristol and West branch network for a consideration of GBP155.6m.

3     SEGMENTAL ANALYSIS

The segmental analysis of the Group's results and financial position is set out below by business class and by geographic segment. For the geographic analysis Ireland (excluding Northern Ireland) includes profits generated in the International Financial Services Centre. Revenue is defined as gross interest income, non interest income, insurance net premium income, net of insurance claims and income from associates and joint ventures. The Group has six business classes detailed in the table below. During the year to 31 March 2006 the divisional segments were restructured with the PO Joint Venture and First Rate Enterprises moving into UK Financial Services from Group Centre and Wholesale Financial Services respectively. Prior year results have been adjusted to reflect this change.

The analysis of results by business class is based on management accounts information. Transactions between the business segments are on normal commercial terms and conditions. Internal charges and transfer pricing
adjustments have been reflected in the performance of each business.   Revenue
sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.

3     SEGMENTAL ANALYSIS (continued)

 (a)  BUSINESS SEGMENTS

                        Retail              Wholesale          UK           Asset
                   Republic of       BOI    Financial   Financial      Management
Half year ended        Ireland      Life     Services    Services        Services    Group   Eliminations    Group
30 September 2006         EURm      EURm         EURm        EURm            EURm     EURm           EURm     EURm
Net interest               632         4          282         372               3      (6)                   1,287
income
Insurance net
premium income               -       920            -           -               -       16                     936
Other income               188        66          126          74             103        9                     566
Profit on disposal
of business
activities                   -         -            -           -               -        8                       8
Total income               820       990          408         446             106       27                   2,797
Insurance claims             -     (858)            -           -               -      (4)                   (862)
Total income, net          820       132          408         446             106       23                   1,935
of insurance
claims
Operating expenses       (411)      (48)        (145)       (222)            (70)     (57)                   (953)
Depreciation and
amortisation              (38)       (2)          (6)        (19)             (3)      (8)                    (76)
Impairment losses         (33)         -          (4)        (11)               -        -                    (48)
Income from
associates and
joint ventures               1         -            -          28               -        -                      29
Profit before
taxation -
continuing
operations                 339        82          253         222              33     (42)                     887

Sale of business
assets                       -         -            -           -               -     (40)                    (40)
Gross up of
policyholder tax
in the Life
business                     -      (15)            -           -               -        -                    (15)
Hedge
ineffectiveness on
transition to IFRS           -         -            -           -               -        1                       1
Restructuring
programme                    -         -            -           -               -       19                      19
Group profit
before tax
excluding the
impact of above
items                      339        67          253         222              33     (62)                     852

Total assets            90,438    13,000      152,848      62,647           2,889   23,884      (167,863)  177,843
Total liabilities       88,603    12,861      151,745      60,323           2,417   23,885      (167,863)  171,971
Capital                     23         1            4          35               4       15              -       82
expenditure(i)


(i)Capital expenditure comprises additions to property and equipment and intangible assets including additions resulting from acquisitions through business combinations.

3     SEGMENTAL ANALYSIS (continued)

(a)   BUSINESS SEGMENTS

                        Retail             Wholesale          UK        Asset
Year ended         Republic of       BOI   Financial   Financial   Management      Group   Eliminations   Group
31 March               Ireland      Life    Services    Services     Services     Centre
2006                      EURm      EURm        EURm        EURm         EURm       EURm           EURm      EURm
Net interest
income                   1,119         8         454         722            7        (3)              -     2,307
Insurance net
premium income               -     1,264           -           -            -         34              -     1,298
Other income               351       681         243          94          215       (22)              -     1,562
Profit on disposal
of business
activities                   -         -           -         176            -          -              -       176
Total income             1,470     1,953         697         992          222          9              -     5,343
Insurance claims             -   (1,655)           -           -            -       (11)              -   (1,666)
Total income, net
of insurance
claims                   1,470       298         697         992          222        (2)              -     3,677
Operating expenses       (790)      (92)       (271)       (448)        (133)      (120)              -   (1,854)
Depreciation and          (81)       (3)        (17)        (33)          (4)       (28)              -     (166)
amortisation
Impairment losses         (54)         -        (23)        (26)            -          -              -     (103)
Income from
associates and
joint ventures               5         -           -          40            -          -              -        45
Profit before
taxation                   550       203         386         525           85      (150)              -     1,599

Sale of business
activities                   -         -           -       (176)            -          -              -     (176)
Gross up of
policyholder tax
in the Life
business                     -      (69)           -           -            -          -              -      (69)
Hedge
ineffectiveness on
transition to IFRS           -         -           -           -            -          7              -         7
Restructuring
programme                    -         -           -           -            -         32              -        32
Group profit
before tax
excluding the
impact of above
items                      550       134         386         349           85      (111)              -     1,393

Total assets            77,935    12,326     136,774      54,580        2,906     19,533      (141,700)   162,354
Total liabilities       76,320    12,210     135,896      52,501        2,506     19,248      (141,700)   156,981
Capital                     55         -          10          58           26         30              -       179
expenditure(i)


      SEGMENTAL REPORTING (continued)

 (a)  BUSINESS SEGMENTS

Half year ended         Retail     BOI    Wholesale         UK        Asset
30 September 2005  Republic of    Life    Financial  Financial   Management     Group    Eliminations    Group
Restated*              Ireland             Services   Services     Services    Centre
                         EURm     EURm        EURm       EURm         EURm      EURm           EURm      EURm
Net interest              546        4         181        338            5         1                    1,075
income
Insurance net               -      515           -          -            -        14                      529
premium income
Other income              167      319         130         60          110      (35)              -       751
Profit on                   -        -           -        183            -         -                      183
disposal of
business
activities
Total income              713      838         311        581          115      (20)                     2538
Insurance claims            -    (691)           -          -            -       (5)                    (696)
Total income, net         713      147         311        581          115      (25)                     1842
of insurance
claims
Operating               (383)     (45)       (122)      (227)         (62)      (52)                    (891)
expenses
Depreciation and         (40)      (3)         (6)       (21)          (2)       (9)                     (81)
amortisation
Impairment losses        (23)        -        (17)       (10)            -         -                     (50)
Income from                 1                    -         27                                              28
associates and
joint ventures
Profit before             268       99         166        350           51      (86)                      848
taxation

Sale of business            -        -           -      (183)            -         -                    (183)
activities
Gross up of                 -     (31)           -          -            -         -                     (31)
policyholder tax
in the Life
business
Hedge                       -        -           -          -            -        21                       21
ineffectiveness
on transition to
IFRS
Restructuring               -        -           -          -            -        10                       10
programme
Group profit
before tax
excluding the             268       68         166        167           51      (55)              -       665
impact of above
items

Total assets           70,279   10,332     123,715     49,366        2,572    17,001      (126,952)   146,313
Total liabilities      68,665   10,216     122,869     47,260        2,170    17,501      (126,952)   141,729
Capital                    26       10           4         17            1        10              -        68
expenditure(i)


*Restated to reflect changes in organisational structure announced last year.


3     SEGMENTAL REPORTING (continued)

(b)    Geographical Segments

                                                     Half year ended 30 September 2006
                                   Ireland   United Kingdom   Rest of World       Inter-segment       Total
                                                                                        Revenue
                                      EURm             EURm            EURm                EURm        EURm
       Revenue                       3,318            2,161             141             (1,154)       4,466

       Profit before taxation          708              166              13                   -         887

                                   Ireland   United Kingdom   Rest of World        Eliminations       Total
                                      EURm             EURm            EURm                EURm        EURm

       Total assets                156,699           71,426           4,930            (55,212)     177,843

       Capital expenditure(i)           45               35               2                   -          82



                                          Half Year ended 30 September 2005
                             Ireland   United Kingdom   Rest of World        Inter-segment      Total
                                                                                   Revenue
                                EURm             EURm            EURm                 EURm       EURm

Revenue                        2,535            1,996             113                (823)      3,821

Profit before taxation           471              355              22                    -        848

                             Ireland   United Kingdom   Rest of World         Eliminations      Total
                                EURm             EURm            EURm                 EURm       EURm

Total assets                 128,780           60,096           3,997             (46,560)    146,313

Capital expenditure(i)            50               17               1                    -         68


                                           Year ended 31 March 2006
                             Ireland   United Kingdom   Rest of World        Inter-segment      Total
                                                                                   Revenue
                                EURm             EURm            EURm                 EURm       EURm

Revenue                        5,327            3,861             234              (1,883)      7,539

Profit before taxation         1,078              478              43                    -      1,599

                             Ireland   United Kingdom   Rest of World         Eliminations      Total
                                EURm             EURm            EURm                 EURm       EURm

Total assets                 143,484           63,680           3,885             (48,695)    162,354

Capital expenditure(i)            95               58              26                    -        179


4     INTEREST INCOME                                                 Half Year       Half Year          Year
                                                                      30-9-2006       30-9-2005     31-3-2006
                                                                           EURm            EURm          EURm
      Loans and advances to banks                                           154             202           238
      Loans and advances to customers                                     2,849           2,164         4,576
      Finance leasing & instalment credit                                    85             111           197
      Available for sale assets                                             604             433           934
      Other                                                                   6              19             9

                                                                          3,698           2,929         5,954


5     INTEREST EXPENSE                                                Half Year       Half Year          Year
                                                                      30-9-2006       30-9-2005     31-3-2006
                                                                           EURm            EURm          EURm

      Interest on subordinated liabilities                                  168             124           250
      Other interest payable                                              2,243           1,730         3,397

                                                                          2,411           1,854         3,647


6     OTHER OPERATING INCOME                                          Half Year       Half Year          Year
                                                                      30-9-2006       30-9-2005     31-3-2006
                                                                           EURm            EURm          EURm

      Profit on disposal of investment securities                             -               1             4
      Other insurance income                                                 79              49           151
      Gain on Sale of Head Office Premises                                   32               -             -
      Other income                                                           10              18            10

                                                                            121              68           165


7     TOTAL OPERATING EXPENSES                                        Half Year       Half Year          Year
                                                                      30-9-2006       30-9-2005     31-3-2006
                                                                           EURm            EURm          EURm

      Staff costs                                                           605             571         1,167
      Other administrative expenses                                         348             320           687
      Depreciation and amortisation of intangibles                           76              81           166

      Total operating expenses                                            1,029             972         2,020



8     EMPLOYEE INFORMATION

The average full time equivalents categorised in line with the business classes, are as follows:

                                                          30-9-2006        30-9-2005       31-3-2006
Retail Republic of Ireland                                    8,217            7,931           7,987
BOI Life                                                      1,071            1,065           1,063
Wholesale Financial Services                                  1,491            1,363           1,436
UK Financial Services                                         3,435            4,288           3,930
Asset Management Services                                       635              640             655
Group Centre                                                  1,002            1,133           1,119

                                                             15,851           16,420          16,190


9     TAXATION ON PROFIT ON ORDINARY ACTIVITIES

                                                        Half Year         Half Year             Year
                                                        30-9-2006         30-9-2005        31-3-2006
                                                             EURm              EURm             EURm
Current Tax
Irish Corporation Tax
  Current year                                                120                81              191
  Prior years                                                 (1)                 3                8
Double taxation relief                                       (10)              (13)             (20)
Foreign tax
  Current year                                                 45                53               86
  Prior years                                                   -                 -              (3)

                                                              154               124              262
Deferred Tax
Origination and reversal of temporary                           -                15               41
differences

                                                              154               139              303


10    EARNINGS PER UNIT OF EUR0.64 ORDINARY STOCK

The calculation of basic earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.

                                                                   Half Year    Half Year         Year
                                                                   30-9-2006    30-9-2005    31-3-2006
Basic
Profit attributable to Ordinary Stockholders                         EUR728m      EUR706m    EUR1,292m
Weighted average number of shares in issue excluding Treasury stock and own shares held for the benefit of life assurance
policyholders                                                           948m         946m         947m

Basic earnings per share                                               76.7c        74.6c       136.4c


Diluted

The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

                                                                     Half Year    Half Year         Year
                                                                     30-9-2006    30-9-2005    31-3-2006
Profit attributable to Ordinary Stockholders                           EUR728m      EUR706m    EUR1,292m

Weighted average number of shares in issue excluding Treasury             948m         946m         947m
stock and own shares held for the benefit of life assurance
policyholders
Effect of all dilutive potential Ordinary Stock                             7m           8m           7m

                                                                          955m         954m         954m

Diluted earnings per share                                               76.2c        74.0c       135.4c



11    LOANS AND ADVANCES TO CUSTOMERS

                                                                       30-9-2006    30-9-2005    31-3-2006
                                                                            EURm         EURm         EURm
Loans and advances to customers                                          111,336       88,256       98,497
Loans and advances - finance leases and hire purchase receivables          3,417        3,373        3,108

                                                                         114,753       91,629      101,605
Provision for impairment (Note 12)                                         (397)        (343)        (359)

                                                                         114,356       91,286      101,246


12    IMPAIRMENT LOSSES ON LOANS AND ADVANCES

                                                                   Half Year    Half Year        Year
                                                                   30-9-2006    30-9-2005   31-3-2006
                                                                        EURm         EURm        EURm
Opening balance                                                          360          319         319
Exchange adjustments                                                       2            2         (1)
Charge against profits                                                    49           50         100
Amounts written off                                                     (19)         (40)        (85)
Recoveries                                                                 9           12          21
Other movements                                                          (3)            -           6

Closing balance                                                          398          343         360
of which relates to
Loans and advances to Customers                                          397          343         359
Loans and advances to Banks                                                1            -           1
                                                                         398          343         360

13    FINANCIAL INSTRUMENTS

                                                                       30-9-2006    30-9-2005    31-3-2006
                                                                            EURm         EURm         EURm
(a)       Trading assets
          Loans to banks                                                       -            -            -
          Loans to customers                                                   -            -            -
          Debt securities:
            Government securities                                            140          347          156
            Other debt securities                                            337          271          440

          Equity instruments                                                   -           22           24
                                                                             477          640          620

                                                                       30-9-2006    30-9-2005    31-3-2006
                                                                            EURm         EURm         EURm
(b)       Other financial assets at fair value through P/L
          Loans to banks                                                     258            -            -
          Loans to customers                                                   -            -            -
          Debt securities:
            Government securities                                          2,057        1,873        2,033
            Other debt securities                                            502        1,711          725

          Equity instruments                                               8,167        5,693        7,822
                                                                          10,984        9,277       10,580

                                                                        30-9-2006      30-9-2005    31-3-2006
                                                                             EURm           EURm         EURm
(c)       Available for sale financial assets
          Loans to banks                                                        -              -            -
          Loans to customers                                                    -              -            -
          Debt securities:
            Government securities                                           6,370          5,862        5,881
            Other debt securities                                          26,117         20,628       22,299

          Equity instruments                                                   28             32           25
                                                                           32,515         26,522       28,205

14    ASSETS & LIABILITIES CLASSIFIED AS HELD FOR SALE

Under IFRS 5 the Group are required to classify non-current assets as held for sale if their carrying amount will be recovered principally through a sale transaction rather than continuing use. Based on the criteria of IFRS 5 the Group has reclassified the following assets and liabilities as being "held for sale".

                                                                                      30-9-2006
                                                                                           EURm
            Assets:
            Group Property                                                                  140
            Assets of Davy's                                                              1,630
            Other assets held for sale                                                       79
                                                                                          1,849
           Liabilities:
           Liabilities of Davy's                                                          1,551


15    CUSTOMER ACCOUNTS

                                                                     30-9-2006     30-9-2005    31-3-2006
                                                                          EURm          EURm         EURm
Current accounts                                                        17,009        14,624       15,876
Demand deposits                                                         22,418        17,531       18,344
Term deposits and other products                                        29,050        24,528       25,877
Other short-term borrowings                                              2,314           636        1,613

                                                                        70,791        57,319       61,710

16    SUBORDINATED LIABILITIES


                                                                     30-9-2006     30-9-2005    31-3-2006
                                                                          EURm          EURm         EURm
Opening balance                                                          6,493         4,086        4,086
Implementation of IAS32/IAS39 on 1 April 2005                                -           127          127
                                                                         6,493         4,213        4,213

Exchange adjustments                                                      (17)             8          (9)
Issued during period                                                       733           883        2,414
Fair value movements                                                        12            20        (127)
Amortisation                                                                 2             1            2

Closing balance                                                          7,223         5,125        6,493



17    SHARE CAPITAL
                                                                       30-9-2006    30-9-2005     31-3-2006
                                                                            EURm         EURm          EURm
Allotted and fully paid
Equity
950.1m units of EUR0.64 of Ordinary Stock                                    608          607           607
75.0m units of EUR0.64 of Treasury Stock                                      48           49            49

                                                                             656          656           656
Other equity interests
1.9m units of Non-Cumulative Preference Stock of StgGBP1 each                  3            3             3
3.0m units of Non-Cumulative Preference Stock of EUR1.27 each                  4            4             4

                                                                             663          663           663


18    RESERVES


                                                                           Half Year    Half Year           Year
                                                                           30-9-2006    30-9-2005      31-3-2006
                                                                                EURm         EURm           EURm
         Share premium account
         Opening balance                                                         767          767           767

         Closing balance                                                         767          767           767

         Capital reserve
         Opening balance                                                         359          562           562
         Implementation of IAS32/IAS39 & IFRS4 on 1 April 2005                     -        (251)         (251)
                                                                                 359          311           311

         Transfer from retained profit                                            65           65            48

         Closing balance                                                         424          376           359

         Retained profit
         Opening balance                                                       3,330        2,424         2,424
         Implementation of IAS32/IAS39 on 1 April 2005                             -         (32)          (32)
                                                                               3,330        2,392         2,392

         Profit for period                                                       733          709         1,296
         Equity dividends                                                      (334)        (282)         (459)
         Dividends on other equity interests                                     (7)          (6)          (13)
         Transfer to capital reserves                                           (65)         (65)          (48)
         Minority interest                                                         2            3             9
         Profit retained                                                         329          359           785

         Reissue of treasury stock under employee stock schemes                   42           30            36
         Transfer from revaluation reserve                                         -            -             4
         Actuarial losses on pension funds                                      (30)        (257)           113
         Other                                                                   (2)          (1)             -

         Closing balance                                                       3,669        2,523         3,330


18    RESERVES (continued)


                                                                              Half Year   Half Year          Year
                                                                              30-9-2006   30-9-2005     31-3-2006
                                                                                   EURm        EURm          EURm
         Revaluation reserve
         Opening balance                                                            342         159           159
         Transfer to retained profit on sale of property                              -           -           (4)
         Revaluation of property                                                      -           -           212
         Deferred tax on revaluation of property                                      -           -          (25)

         Closing balance                                                            342         159           342

         Available for sale reserve
         Opening balance                                                             26           -             -
         Implementation of IAS32/IAS39 on 1 April 2005                                -         130           130
         Movement during period                                                       1          59         (104)

         Closing balance                                                             27         189            26


Cash flow hedge reserve
         Opening balance                                                             60           -             -
         Implementation of IAS32/IAS39 on 1 April 2005                                -          67            67
         Movement during period                                                      34        (77)           (7)

         Closing balance                                                             94        (10)            60



         Other equity reserve
         Opening balance                                                            114           -             -
         Implementation of IAS32/IAS39 on 1 April 2005                                -         114           114
         Movement during period                                                       -           -             -

         Closing balance                                                            114         114           114



         Share based payments reserve
         Opening balance                                                             27          16            16
         Charge to income statement                                                   6           6            11

         Closing balance                                                             33          22            27



         Foreign exchange reserve
         Opening balance                                                          (125)       (108)         (108)
         Exchange adjustments during year                                            84          53          (17)

         Closing balance                                                           (41)        (55)         (125)


19    MEMORANDUM ITEMS


Contract Amount
                                                                 30-9-2006       30-9-2005    31-3-2006
                                                                      EURm            EURm         EURm
Contingent liabilities
Acceptances and endorsements                                            34              30           37
Guarantees and assets pledged as collateral security                 1,508           1,241        1,354
Other contingent liabilities                                           613             631          675

                                                                     2,155           1,902        2,066

Commitments                                                         33,768          29,086       30,937



20    AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the half years ended 30 September 2006 and 2005 and the year ended 31 March 2006. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. Rates for the half years are annualised.

                         Half Year                        Half Year                     Year
                         30-9-2006                       30-9-2005                     31-3-2006
                         Average     Interest  Rate   Average      Interest           Average      Interest  Rate
                         Balance     EURm      %      Balance      EURm               Balance      EURm      %
                         EURm                         EURm                     Rate % EURm
ASSETS
Loans to banks
Domestic offices            8,882       142    3.2       8,227       198       4.8       9,268       226    2.4
Foreign offices               582        12    4.1         252         4       3.2         238        12    5.0
Loans to customers (1)
Domestic offices           58,484     1,548    5.3      46,455     1,093       4.7      49,969     2,309    4.6
Foreign offices            50,476     1,388    5.5      40,583     1,182       5.8      43,106     2,264    5.3
Central government and other
eligible bills
Domestic offices                -         -      -         231         1       0.9         126         1    0.8
Foreign offices                 -         -      -           -         -         -           -         -      -
Debt Securities
Domestic offices           28,376       569    4.0      22,709       408       3.6      24,380       869    3.6
Foreign offices             1,671        35    4.2         906        25       5.5       1,518        64    4.2
Other financial instruments
at fair value through P/L
Domestic                       49         -      -         102         -         -         152         1    0.7
Foreign                       268         6    4.5         714        18       5.0         232        10    4.3
Total interest earning
assets
Domestic offices           95,791     2,259    4.7      77,724     1,700       4.4      83,895     3,406    4.1
Foreign offices            52,997     1,441    5.4      42,455     1,229       5.8      45,094     2,350    5.2
Net swap interest               -         3      -           -         -         -           -        34      -
                          148,788     3,703    5.0     120,179     2,929       4.9     128,989     5,790    4.5
Impairment losses on
loans and advances          (381)                        (320)                           (341)
Non interest earning
assets                     21,071                       19,349                          18,615

Total assets              169,478     3,703    4.4     139,208     2,929       4.2     147,263     5,790    3.9


20    AVERAGE BALANCE SHEET AND INTEREST RATES (continued)


                       Half Year                     Half Year                   Year
                       30-9-2006                    30-9-2005                    31-3-2006

                          Average                      Average                      Average
                          Balance                      Balance                      Balance
                                   Interest    Rate               Interest  Rate             Interest     Rate
                             EURm      EURm       %       EURm      EURm       %       EURm      EURm        %
LIABILITIES AND
STOCKHOLDERS' EQUITY
Deposits by banks
Domestic offices           28,136       505     3.6     21,613       370     3.4     17,038       478      2.8
Foreign offices             2,528        58     4.6      1,718        29     3.4      2,041        74      3.6
Customer accounts
Domestic offices           31,094       114     0.7     27,694       225     1.6     35,817       446      1.2
Foreign offices            23,614       754     6.4     22,081       633     5.7     20,579     1,100      5.3
Debt securities in
issue
Domestic offices           32,102       653     4.1     20,017       331     3.3     23,800       827      3.5
Foreign offices             6,793       159     4.7      5,797       142     4.9      6,393       301      4.7
Subordinated
liabilities
Domestic offices            3,504        79     4.5      2,544        51     4.0      2,955       120      4.1
Foreign offices             3,013        94     6.2      1,979        73     7.4      2,284       137      6.0
Total interest bearing
liabilities
Domestic offices           94,836     1,351     2.8     71,868       977     2.7     79,610     1,871      2.4
Foreign offices            35,948     1,065     5.9     31,575       877     5.6     31,297     1,612      5.2
                          130,784     2,416     3.7    103,443     1,854     3.6    110,907     3,483      3.1

Non interest bearing
liabilities
Current accounts           11,599                       10,133                       10,578
Other non interest         21,421                       21,249                       20,987
bearing liabilities
Stockholders' equity        5,674                        4,383                        4,791
including non equity
interest

Total liabilities and     169,478     2,416     2.9    139,208     1,854     2.7    147,263     3,483      2.4
stockholders' equity

(1) Loans to customers include non accrual loans and loans classified as problem loans.

21    RATES OF EXCHANGE

Principal rates of exchange used in the preparation of the accounts are as follows:

                                   Half Year              Half Year                   Year
                                   30-9-2006              30-9-2005                31-3-2006
                                Closing    Average      Closing     Average      Closing     Average
EUR/US$                           1.266     1.2733       1.2042      1.2286       1.2104      1.2126
EUR/StgGBP                       0.6777     0.6847       0.6820      0.6805       0.6964      0.6826





22    CAPITAL ADEQUACY DATA


                                        Half Year               Half Year                    Year
                                        30-9-2006               30-9-2005               31-3-2006
                                             EURm                    EURm                    EURm
Adjusted capital base
Tier 1                                      8,464                   6,418                   7,334
Tier 2                                      4,389                   3,687                   4,653

                                           12,853                  10,105                  11,987

Supervisory deductions                      (926)                   (765)                   (870)

                                           11,927                   9,340                  11,117
Risk weighted assets
Banking Book                              104,760                  84,803                  93,398
Trading Book                                4,504                   3,685                   4,112

                                          109,264                  88,488                  97,510

Capital ratios
Tier 1 Capital                               7.7%                    7.3%                    7.5%
Total Capital                               10.9%                   10.6%                   11.4%


23    The interim financial statements were approved by the Court of Directors on 15 November 2006.



Independent review report to the Governor and Company of the Bank of Ireland

Introduction

We have been instructed by the Governor and Company of the Bank of Ireland to review the financial information for the six months ended 30 September 2006 comprising the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Recognised Income and Expense and Consolidated Condensed Cash Flow Statement and the related notes 1 to 19. We have read the other information contained in the interim statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim statement, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Irish Stock Exchange require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in
Note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of Interim Financial Information issued by the Auditing Practices Board for use in the United Kingdom and the Republic of Ireland. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Irish Stock Exchange and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

PricewaterhouseCoopers
Chartered Accountants
Dublin

15 November 2006









                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 16 November 2006